Filed pursuant to Rule 424(b)5
Registration No. 333-207743

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the Prospectus dated November 2, 2015)

Dominion Midstream Partners, LP

12,000,000 Common Units

Representing Limited Partner Interests

This is an offering of 12,000,000 common units representing limited partner interests in Dominion Midstream Partners, LP. Our common units are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “DM.” The last reported sales price of our common units on the NYSE on October 27, 2016 was $24.15 per common unit.

Investing in our common units involves risks. For a description of these risks, please see “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 5 of the accompanying base prospectus, as well as other risk factors incorporated by reference into this prospectus supplement.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting discounts	$	$
Proceeds to Dominion Midstream Partners, LP (before expenses)	$	$

The underwriters may also purchase up to an additional 1,800,000 common units on the same terms and conditions as set forth above within 30 days from the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2016.

Joint book-running managers

RBC Capital Markets	Barclays		J.P. Morgan

Mizuho Securities	BofA Merrill Lynch	Citigroup	UBS Investment Bank

The date of this prospectus supplement is October     , 2016.

Prospectus Supplement

Prospectus Dated November 2, 2015

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the offering pursuant to this prospectus supplement. This prospectus supplement adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into each of this prospectus supplement and the accompanying base prospectus. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should only rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus or to which this prospectus refers you, or in other offering materials filed by us with the Securities and Exchange Commission (the “SEC”). We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different or additional information. We take no responsibility for, and can provide no assurance as to the reliability of, any different, additional or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying base prospectus are not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or sale would be unlawful. The information which appears in this prospectus supplement or the accompanying base prospectus or which is incorporated by reference in this prospectus may only be accurate as of the date of these documents or the date of the document in which incorporated information appears. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or which is incorporated by reference in this prospectus is accurate as of any other date. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying base prospectus, any free writing prospectus related to this offering and the documents we have incorporated by reference before making any investment decision.

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FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus or other offering materials which is “forward-looking information.” Examples include discussions as to our expectations, beliefs, plans, goals, objectives, future financial or other performance or assumptions concerning matters discussed in this prospectus and other statements that are not historical facts. In most cases, the reader can identify these forward-looking statements by such words as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “plan,” “may,” “continue,” “target” or other similar words.

Our business is influenced by many factors that are difficult to predict and involves uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our annual and quarterly reports as described under the heading “Risk Factors,” and we refer you to that discussion for further information. Additionally, other factors may cause actual results to differ materially from those indicated in any forward-looking statement. These factors include but are not limited to:

•	Unusual weather conditions and their effect on energy sales to customers and energy commodity prices;

•	Extreme weather events and other natural disasters, including, but not limited to, hurricanes, high winds, severe storms, earthquakes, flooding and changes in water availability that can cause outages and property damage to facilities;

•	Federal, state and local legislative and regulatory developments, including changes in federal and state tax laws and regulations;

•	Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for greenhouse gases and other emissions, more extensive permitting requirements and the regulation of additional substances;

•	The cost of environmental compliance, including those costs related to climate change;

•	Changes in implementation and enforcement practices of regulators relating to environmental and safety standards and litigation exposure for remedial activities;

•	Difficulty in anticipating mitigation requirements associated with environmental and other regulatory approvals;

•	Fluctuations in energy-related commodity prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets;

•	Counterparty credit and performance risk;

•	Employee workforce factors;

•	Risks of operating businesses in regulated industries that are subject to changing regulatory structures;

•	The ability to negotiate, obtain necessary approvals and consummate acquisitions from Dominion Resources, Inc. (“Dominion”) and third parties and the impacts of such acquisitions;

•	Our ability to consummate and successfully integrate the Acquisition (as defined below) and our anticipated financing transactions in connection therewith;

•	Receipt of approvals for, and timing of, closing dates for acquisitions;

•	Our ability to consummate the Private Placement (as defined below) and the impacts of such offering;

•	The timing and execution of our growth strategy;

•

Risks associated with entities in which we share ownership and control with third parties, including risks that result from our lack of sole decision making authority, reliance on the financial condition of third parties, disputes that may arise between us and third party participants, difficulties in exiting these

S-iii

arrangements, requirements to contribute additional capital, the timing and amount of which may not be within our control, and rules for accounting for these entities including those requiring their consolidation or deconsolidation in our financial statements;

•	Political and economic conditions, including inflation and deflation;

•	Domestic terrorism and other threats to our physical and intangible assets, as well as threats to cybersecurity;

•	The timing and receipt of regulatory approvals necessary for planned construction or any future expansion projects, including the overall development of a natural gas export/liquefaction facility currently under development (the “Liquefaction Project”) by Dominion Cove Point LNG, LP (“Cove Point”), and compliance with conditions associated with such regulatory approvals;

•	Changes in demand for our services, including industrial, commercial and residential growth or decline in our service areas, changes in supplies of natural gas delivered to our pipeline systems, failure to maintain or replace customer contracts on favorable terms, changes in customer growth or usage patterns, including as a result of energy conservation programs and the availability of energy efficient devices;

•	Additional competition in industries in which we operate;

•	Changes to regulated gas transportation rates collected by us;

•	Changes in operating, maintenance and construction costs;

•	Adverse outcomes in litigation matters or regulatory proceedings;

•	The impact of operational hazards, including adverse developments with respect to pipeline and plant safety or integrity, equipment loss, malfunction or failure, operator error, and other catastrophic events;

•	The inability to complete planned construction, conversion or expansion projects, including the Liquefaction Project, at all, or within the terms and time frames initially anticipated;

•	Contractual arrangements to be entered into with or performed by our customers substantially in the future, including any revenues anticipated thereunder and any possibility of termination and inability to replace such contractual arrangements;

•	Capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;

•	Fluctuations in interest rates and increases in our level of indebtedness;

•	Changes in availability and cost of capital;

•	Changes in financial or regulatory accounting principles or policies imposed by governing bodies; and

•	Conflicts of interest with Dominion and its affiliates.

Forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. We caution the reader not to place undue reliance on forward-looking statements because the assumptions, beliefs, expectations and projections about future events may, and often do, differ materially from actual results. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

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PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, the words “Dominion Midstream,” “Partnership,” “we,” “our” and “us” refer to Dominion Midstream Partners, LP and its wholly-owned subsidiaries. References to “Dominion” refer to Dominion Resources, Inc. and references to our “general partner” refer to Dominion Midstream GP, LLC.

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference for a more complete understanding of our business and this offering, as well as material tax and other considerations that may be important to you in making your investment decision. Please read “Risk Factors” on page S-11 of this prospectus supplement, on page 5 of the accompanying base prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2015 for information regarding risks you should consider before investing in our common units.

Dominion Midstream

Dominion Midstream is a growth-oriented Delaware limited partnership formed in March 2014 by Dominion MLP Holding Company, LLC and Dominion Midstream GP, LLC, both indirect wholly-owned subsidiaries of Dominion, to grow a portfolio of natural gas terminalling, processing, storage, transportation and related assets. We own all of the outstanding preferred equity interests and the non-economic general partner interest in Cove Point, which owns and operates liquefied natural gas import, storage, regasification and transportation assets. Through our subsidiary Dominion Carolina Gas Transmission, LLC (“DCG”), we operate an interstate natural gas transportation company which delivers natural gas to wholesale and direct industrial customers throughout South Carolina and southeastern Georgia. The DCG system consists of approximately 1,500 miles of pipelines regulated by the Federal Energy Regulatory Commission (“FERC”). Through our subsidiary Iroquois GP Holding Company, LLC, we also hold a 25.93% general partner interest in Iroquois Gas Transmission System, L.P. (“Iroquois”). Iroquois is a limited partnership that owns and operates a 416-mile FERC regulated interstate natural gas pipeline extending from the United States-Canadian border at Waddington, New York through the state of Connecticut to South Commack, New York and Hunts Point, Bronx, New York.

Our principal executive offices are located at 120 Tredegar Street, Richmond, Virginia 23219, and our telephone number at that address is (804) 819-2000.

Recent Developments

Questar Pipeline Acquisition

On October 28, 2016, we entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with Dominion and QPC Holding Company (“Holdco”), a wholly-owned subsidiary of Dominion. Pursuant to the terms of the Contribution Agreement, Holdco will contribute to us, and we will acquire from Holdco, all of the issued and outstanding membership interests of Questar Pipeline, LLC (successor by statutory conversion to and formerly known as Questar Pipeline Company) (“Questar Pipeline”). Under the Contribution Agreement, we will become the sole member of Questar Pipeline in exchange for consideration of $1.29 billion (the “Consideration”), consisting of (i) common units with a value of between $100 million and $425 million, to be determined at the option of the Partnership, based on the volume-weighted average trading price of the common units on the NYSE for the 10-day trading period immediately preceding the closing of the Acquisition (as defined below), (ii) Series A Convertible Preferred Units representing limited partner interests in the Partnership (“convertible preferred units”), with a value of $300 million and (iii) an amount in cash equal to the difference between the Consideration and the amounts set forth in clauses (i) and (ii) (collectively, the “Acquisition”). Questar Pipeline’s existing $435 million of outstanding indebtedness is expected to remain outstanding. The Acquisition is expected to close on or about December 1, 2016, subject to customary closing conditions and as otherwise described in the Contribution Agreement. Additionally, pursuant to the terms of the Contribution Agreement and as a condition to closing, we have also agreed to (i) repurchase 6,656,839 common units from Dominion MLP Holding Company II, Inc. (“Dominion Holdco II”) and Dominion MLP Holding Company III, Inc. (“Dominion Holdco III”) and (ii) repay $300.8 million of outstanding indebtedness payable to Dominion Holdco II pursuant to a promissory note dated April 1, 2015.

Questar Pipeline operates interstate natural gas pipelines and storage facilities in the western United States, providing natural gas transportation and underground storage services in Utah, Wyoming and Colorado. Dominion acquired all of the issued and outstanding ownership interests of Questar Pipeline in connection with the merger of Dominion’s wholly-owned subsidiary Diamond Beehive Corp. (“Merger Sub”) with and into Questar Corporation (which is now known as Dominion Questar Corporation) on September 16, 2016, pursuant to an Agreement and Plan of Merger dated January 31, 2016 between Dominion, Merger Sub and Questar Corporation.

The Acquisition was evaluated for its fairness and approved by the conflicts committee (the “Conflicts Committee”) of the board of directors of our general partner (the “Board of Directors”). The Conflicts Committee, which is composed entirely of independent directors, retained an independent financial advisor and legal counsel to assist it in evaluating the Acquisition.

Each of our general partner and Holdco is a direct or indirect wholly-owned subsidiary of Dominion. As a result, certain individuals, including officers and directors of Dominion, Holdco, our general partner and Questar Pipeline, serve as officers and/or directors of more than one of such other entities.

Private Placement

On October 27, 2016, we entered into a Series A Preferred Unit and Common Unit Purchase Agreement (the “Purchase Agreement”) with certain affiliates of Stonepeak Infrastructure Partners, Magnetar Financial LLC, First Reserve Advisors, L.L.C., Kayne Anderson Capital Advisors, L.P. and Tortoise Capital Advisors, LLC (collectively, the “Purchasers”) to issue and sell in a private placement (the “Private Placement”) $137.5 million of common units and at least $450 million convertible preferred units (collectively, the “Purchased Units”) resulting in a total cash purchase price of at least $587.5 million. Subject to certain exceptions, the number of Purchased Units to be issued in connection with the Private Placement will be (i) in the case of common units, equal to the initial price at which common units are offered to the public in this offering (the “Public Offering Price”) less the distribution declared on October 21, 2016 of $0.2475 (the “October Distribution”) or (ii) in the case of convertible preferred units, calculated based on 115% of the Public Offering Price, less the October Distribution; provided that, for purposes of such calculation, the Public Offering Price cannot be higher than $25.2888 (such price per preferred unit being referred to herein as the “Preferred Unit Issue Price”). We have the option, upon written notice to the Purchasers not less than five days prior to the closing of the Private Placement (the “Closing”), to require the Purchasers, on a pro rata basis, to purchase additional convertible preferred units for cash consideration of up to $150 million, with the number of such additional convertible preferred units to be calculated based on the formula described above. The Closing is subject to customary closing conditions, including the concurrent closing of the Acquisition. The Purchase Agreement contains customary representations, warranties and covenants by each of us and the Purchasers.

Pursuant to the Purchase Agreement, in connection with the Closing, our general partner will execute a Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Amended and Restated Partnership Agreement”) to, among other things, authorize and establish the rights and preferences of the convertible preferred units. The convertible preferred units will be a new class of security that will rank senior to all other classes or series of our limited partner interests with respect to distribution rights. The convertible preferred units will vote on an as-converted basis with the common units and will have certain other class voting rights with respect to any amendment to our partnership agreement that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the convertible preferred units.

Holders of the convertible preferred units will be entitled to receive cumulative quarterly distributions equal to 4.75% per annum until the second anniversary of the Closing, and thereafter the quarterly distribution rate on the convertible preferred units will equal the greater of 4.75% per annum and the amount that the convertible preferred units would have received if they had converted into common units at the then applicable conversion rate (defined below); provided, that if at any time after third anniversary of the Closing, certain conditions are satisfied with respect to the trading price of the common units as set forth in the Amended and Restated Partnership Agreement, the distributions on the convertible preferred units for each quarter thereafter will be equal to the greater of (i) the amount that the convertible preferred units would have received if they had converted into common units at the then applicable conversion rate on the record date for the quarter immediately preceding the date on which such conditions are first satisfied and (ii) 4.75% per annum. We cannot pay any distributions on any junior securities, including any of the common units, subordinated units and the incentive distribution rights, prior to paying the quarterly distribution payable to the convertible preferred units, including any previously accrued and unpaid distributions.

Each holder of convertible preferred units may elect to convert all or any portion of its convertible preferred units into common units initially on a one-for-one basis, subject to customary adjustments and an adjustment for any distributions that have accrued but not been paid when due (which is referred to herein as the “conversion rate”), at any time (but not more often than once per quarter) after the second anniversary of the Closing (or our earlier liquidation, dissolution or winding up), provided that any conversion is for at least $50 million or such lesser amount if such conversion relates to all of a holder’s remaining convertible preferred units or has been approved by our general partner.

We may elect to convert all or any portion of the convertible preferred units into common units based on the conversion rate at any time (but not more often than once per quarter) after the third anniversary of the Closing if (i) the closing price of the common units is greater than 140% of the Preferred Unit Issue Price for the preceding twenty trading days, (ii) the average daily trading volume of the common units has exceeded 100,000 (as adjusted to reflect splits, combinations or similar events) for the preceding twenty trading days, (iii) the common units are publicly traded on a national securities exchange and (iv) we have an effective registration statement on file covering re-sales of the underlying common units to be received by the holders upon conversion of the convertible preferred units, provided that the conversion is for at least $100 million or such lesser amount if such conversion relates to all of the then outstanding convertible preferred units.

Upon certain events involving a change of control (as defined in the Amended and Restated Partnership Agreement) in which more than 90% of the consideration payable to the holders of the common units is payable in cash, the convertible preferred units will automatically convert into common units at a conversion ratio equal to the higher of (a) the then applicable conversion rate and (b) the quotient of (i) the Preferred Unit Issue Price multiplied by a premium factor (ranging from 115% to 101% depending on when such transaction occurs and the trading price of the common units at such time), plus any accrued and unpaid distributions on the convertible preferred units (including a pro rata share of accrued distributions) divided by (ii) the volume weighted average price of the common units for the twenty trading days prior to the execution of definitive documentation relating to such change of control.

In connection with other change of control events that do not meet the 90% cash consideration threshold described above, each holder of the convertible preferred units may elect to (a) convert all of its convertible preferred units to common units at the then applicable conversion rate, (b) if we are not the surviving entity (or if we are the surviving entity, but the common units will cease to be listed), require us to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security (or if we are unable to cause such substantially equivalent securities to be issued or if Dominion or any its affiliates would control the surviving entity of such transaction, to convert into common units at a premium based on a specified formula subject to aggregate return limitations or to be converted in accordance with clause (a) above or redeemed in accordance with clause (d) below), (c) if we are the surviving entity, continue to hold the convertible preferred units or (d) require us to redeem the convertible preferred units at a price per unit equal to 101% of the sum of the Preferred Unit Issue Price and accrued and unpaid distributions on the applicable convertible preferred units, plus a pro rata share of accrued distributions, which may be payable in cash or common units (and if payable in common units will be issued at 95% of the volume weighted average price for the thirty trading days ending on the fifth trading day prior to the closing of the change of control).

This offering is not contingent upon the Private Placement, and the Private Placement is not contingent upon this offering. This prospectus supplement shall not be deemed an offer to sell or a solicitation to buy the Purchased Units.

Third Quarter Earnings

On October 31, 2016, we reported unaudited net income attributable to the Partnership of approximately $24.3 million, or $0.30 per common unit for the three months ended September 30, 2016. In addition, we reported unaudited cash flows from operations for the Partnership of approximately $79.7 million for the three months ended September 30, 2016. Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) was approximately $27.9 million, and distributable cash flow was approximately $24.1 million for the third quarter of 2016.

For a reconciliation of Adjusted EBITDA and distributable cash flow to the most directly comparable generally accepted accounting principles in the United States (“GAAP”) financial measure, please see “—Non-GAAP Financial Measures” below.

Term Loan

On October 28, 2016, in connection with the Acquisition, we entered into a Term Loan Agreement with Dominion Midstream, Holdco, Royal Bank of Canada, as Administrative Agent, Mizuho Bank, Ltd., as Syndication Agent and the several lenders from time to time parties thereto (the “Term Loan Agreement”). Borrowings under the Term Loan Agreement are expected to provide $300 million of the cash which will be distributed to Holdco. A summary of certain key terms of the Term Loan Agreement is as follows:

•	Committed facility in the amount of $300 million available to be drawn on upon the consummation of the transactions contemplated by the Acquisition.

•	Commitment expiration date of December 15, 2016.

•	Customary upfront fees and commitment fees on undrawn amounts until first to occur of the draw date or the commitment expiration date.

•	Amounts borrowed will be payable on the third anniversary of the draw date, with only interest payments on the drawn amount payable prior to maturity. Amounts borrowed may also be prepaid without penalty.

•	Interest payments on the drawn amount are due on a quarterly basis and the amount drawn accrues interest at variable interest rates, determined based on our ratio of total debt to cash flow (the “Leverage Ratio,” as further described below, with both component terms as defined in the Term Loan Agreement) or, if we obtain long-term debt credit ratings in the future, based on such credit ratings in effect from time to time.

•	The Term Loan Agreement contains customary representations, warranties and on-going covenants consistent with other credit facilities made available to Dominion and its subsidiaries or similarly situated MLP borrowers. In the event of default, these covenants could result in the acceleration of principal and interest payments and restrictions on distributions to unit holders, unless a waiver of such requirements is agreed to by the lenders.

•	Some of the typical covenants include timely payment of principal and interest; information requirements including submitting financial reports filed with the SEC and information about the occurrence of events of default, litigation and other legal proceedings that, if adversely determined, are likely to have a material adverse effect on the Partnership; performance obligations, audits/inspections, continuation of basic nature of business; restrictions on certain matters related to merger or consolidation; restrictions on disposition of all or substantially all assets; limitations on the incurrence of additional indebtedness by our subsidiaries; and a limitation on liens securing other indebtedness of us or our subsidiaries.

•	Amounts due and payable under the Term Loan Agreement will need to be paid prior to our making any distributions to our unitholders. In addition, we must remain in pro forma compliance with the Leverage Ratio requirement described below after payment of the distribution so long as the Term Loan Agreement remains in place.

•	The Term Loan Agreement also requires us to maintain a quarterly Leverage Ratio not greater than 5.0 to 1.0 (or during the period following certain acquisitions, 5.50 to 1.0).

•	The Term Loan Agreement contains cross-default provisions with respect to other obligations of ours or our material subsidiaries in excess of $100 million. A change of control for us, our General Partner or Holdco is also an event of default under the Term Loan Agreement.

•	The Term Loan Agreement also allows us, at any time before the maturity date of the Term Loan Agreement, to request an increase of up to $100,000,000 in the principal amount borrowed by requesting that new term loan commitments be added to by the lenders. The terms of such incremental loans will be identical to the term loan then outstanding; provided that the lenders shall not be obligated to participate in the incremental loans. In the event that the existing lenders do not fully provide such incremental loans, we are permitted to include additional lenders in the facility.

Our obligations under the Term Loan Agreement will be unconditionally guaranteed by Holdco, which will secure its guarantee obligations by pledging a promissory note payable to it from Dominion in the amount of $300 million.

Quarterly Distribution

On October 21, 2016, the Board of Directors declared a cash distribution of $0.2475 per common unit ($0.99 per common unit on an annualized basis) to holders of record of such common units at the close of business on November 4, 2016. Because the common units offered in this offering will be outstanding on the record date (assuming no exercise of the underwriters’ option to purchase additional common units), purchasers who are record holders as of November 2, 2016 will be entitled to receive the distribution.

Our Ownership and Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional common units) and before the consummation of any of the Private Placement, the Acquisition, or the anticipated repurchase of 6,656,839 common units from Dominion Holdco II and Dominion Holdco III.

Dominion Midstream
Public Common Units	39,217,743	43.72	%(1)
Interests of Dominion:
Common Units	18,504,628	20.63	%(1)
Subordinated Units	31,972,789	35.65%
General Partner Interest	—	0.0	%(2)
Incentive Distribution Rights	—	—	(3)

	89,695,160	100.0%

(1)	Based on 45,722,371 common units outstanding as of October 15, 2016.

(2)	Our general partner owns a non-economic general partner interest in us. Please read “Our Partnership Agreement” in the accompanying base prospectus for further information.
(3)	Incentive distribution rights (“IDRs”) represent a variable interest in distributions and thus are not expresses as a fixed percentage. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Incentive Distribution Rights” in the accompanying base prospectus for further information. Distributions with respect to the IDRs are classified as distributions with respect to equity interests. All IDRs are owned by our general partner, which is wholly-owned by Dominion.

The Offering

Common units offered to the public	12,000,000 common units (13,800,000 common units if the underwriters exercise in full their option to purchase additional common units).

Units outstanding after this offering	57,722,371 common units (59,522,371 common units if the underwriters exercise in full their option to purchase additional common units) and 31,972,789 subordinated units. If the Private Placement is consummated, we expect there to be common units (assuming no exercise of the underwriters’ option to purchase additional common units) and convertible preferred units outstanding (assuming no exercise of our option to require the Purchasers to purchase additional convertible preferred units). Pursuant to the Contribution Agreement, we have agreed with Dominion, as a condition to closing, to repurchase 6,656,839 common units from Dominion Holdco II and Dominion Holdco III.

Use of proceeds	We intend to use the net proceeds from this offering of approximately $ million, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to fund a portion of the purchase price for the Acquisition. This offering is not conditioned on the consummation of the Acquisition. If the Acquisition is not consummated, we intend to use the net proceeds from this offering for general partnership purposes, which may include, among other things, debt repayment, acquisitions, capital expenditures and additions to working capital.

Cash distributions	The Board of Directors has adopted a policy pursuant to which distributions for each quarter are paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

On October 21, 2016, we declared a cash distribution of $0.2475 per common unit ($0.99 per common unit on an annualized basis) to holders of record of such common units at the close of business on November 4, 2016. This represents an increase of 5% over the distribution for the quarter ended June 30, 2016 and a 24% percent increase over the distribution paid for the quarter ended September 30, 2015. Because the common units offered in this offering will be outstanding on November 4, 2016 (assuming no exercise of the underwriters’ option to purchase additional common units), purchasers who are record holders as of November 2, 2016 will be entitled to receive the distribution.

For a description of our cash distribution policy, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” in the accompanying base prospectus.

Limited Voting Rights	Our general partner manages and operates our partnership. Unlike the holders of common stock in a corporation, common unitholders have only limited voting rights on matters affecting our business. Common unitholders have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class, including any units owned by our general partner and its affiliates.

After giving effect to this offering, based on the number of common units and subordinated units outstanding as of October 15, 2016 and the number of common units offered by us in this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own an aggregate of 56.28% of our common and subordinated units, or 55.17% of our common and subordinated units if the underwriters exercise in full their option to purchase additional common units. This will give our general partner and its affiliates the ability to prevent the involuntary removal of our general partner.

Certain U.S. Federal Income Tax Considerations

For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Certain United States Federal Income Tax Considerations” in this prospectus supplement and “Material U.S. Federal Income Tax Considerations” in the accompanying base prospectus.

Risk Factors	You should read “Risk Factors” on page S-11 of this prospectus supplement, on page 5 of the accompanying base prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2015, as well as the other cautionary statements throughout this prospectus and the documents incorporated herein by reference, for information regarding risks you should consider before investing in our common units.

Exchange listing	Our common units are listed on the NYSE under the symbol “DM.”

Non-GAAP Financial Measures

We use Adjusted EBITDA and distributable cash flow as the primary performance measurements of our earnings and results for public communications with analysts and investors. We also use Adjusted EBITDA and distributable cash flow internally for budgeting, reporting to the Board of Directors and other purposes. Our management believes Adjusted EBITDA and distributable cash flow provide a more meaningful representation of our financial performance and liquidity. EBITDA represents net income including noncontrolling interest before interest and related charges, income tax and depreciation and amortization. Adjusted EBITDA represents EBITDA after adjustment for the EBITDA attributable to a noncontrolling interest in Cove Point held by Dominion, less income from equity method investee, plus distributions from equity method investee. Distributable cash flow represents Adjusted EBITDA less maintenance capital expenditures and interest expense and adjusted for known timing differences between cash and income. These measures are not calculated or presented in accordance with GAAP.

The following tables present reconciliations of Adjusted EBITDA and distributable cash flow to the most directly comparable GAAP financial measures for the three months ended September 30, 2016:

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

(unaudited)

Three Months Ended September 30, 2016
(millions)
Net income including noncontrolling interest	$53.4
Add:
Depreciation and amortization	10.4
Interest and related charges (benefit)	(0.1)
Income tax expense	—

EBITDA	$63.7

Distributions from equity method investee	5.7
Less:
Earnings from equity method investee	4.7
EBITDA attributable to noncontrolling interest	36.8

Adjusted EBITDA	$27.9

Reconciliation of Distributable Cash Flow to Net Cash Provided by Operating Activities

(unaudited)

Three Months Ended September 30, 2016
(millions)
Net cash provided by operating activities	$79.7
Less:
Cash attributable to noncontrolling interest	53.1
Other changes in working capital and noncash adjustments	1.3

Adjusted EBITDA	$27.9

Adjustments to cash:
Plus: Deferred revenue	—
Less: Amortization of regulatory liability	(0.7)
Less: Maintenance capital expenditures	(3.0)
Plus: Acquisition costs funded by Dominion	0.3
Less: Interest expense and AFUDC equity	(0.5)
Plus: Non-cash director compensation	0.1

Distributable cash flow	$24.1

RISK FACTORS

An investment in our common units involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference as provided under “Where You Can Find More Information,” including our Annual Report on Form 10-K for the year ended December 31, 2015 and the risk factors described under “Risk Factors” therein. This prospectus supplement, the accompanying base prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Information.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus supplement, in the accompanying base prospectus and in the documents incorporated by reference. If any of these risks occur, our business, financial condition or results of operation could be adversely affected and you could lose all or part of your investment.

Risks Related to the Acquisition

We may not consummate the Acquisition, and this offering is not conditioned on the consummation of the Acquisition.

If the Acquisition is consummated, we intend to use the net proceeds from this offering to fund a portion of the purchase price for the Acquisition, as described above under “Prospectus Supplement Summary—Recent Developments.” However, this offering is not conditioned on the consummation of the Acquisition, which is subject to the satisfaction or waiver of customary closing conditions, and there can be no assurance that the Acquisition will be consummated in the anticipated time frame or at all.

Because this offering is not conditioned on the consummation of the Acquisition, upon the closing of this offering, you will become a holder of our common units regardless of whether the Acquisition is consummated, delayed or terminated. If the Acquisition is delayed, terminated or consummated on terms different than those described herein, the market price of our common units may decline to the extent that it reflects a market assumption that the Acquisition will be consummated on the terms described herein. Further, a failed transaction may result in negative publicity or negative impression of us in the investment community and may affect our relationships with our business partners. In addition, if the Acquisition is not consummated, our management will have broad discretion in the application of the net proceeds from this offering and could apply the proceeds in ways that you or other unitholders may not support, which could adversely affect the market price of our common units. See “Prospectus Supplement Summary—Recent Developments—Questar Pipeline Acquisition” for more information regarding the Acquisition.

Future acquisitions and expansions, including the Acquisition, may increase substantially the level of our indebtedness and contingent liabilities, and we may be unable to integrate them effectively into our existing operations.

We evaluate and acquire assets and businesses that we believe complement or diversify our existing assets and businesses. Acquisitions, including the Acquisition, may require substantial capital or a substantial increase in indebtedness. If we consummate the Acquisition or any future material acquisitions, our capitalization and results of operations may change significantly.

Acquisitions and business expansions, including the Acquisition, involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets, new geographic areas and the businesses associated with them. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. In some cases, we have indemnified the previous owners and operators of acquired assets.

Following an acquisition, including the Acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions. In addition, the terms of an acquisition may require us to assume certain prior known or unknown liabilities for which we may not be indemnified or have adequate insurance.

Any acquisitions we complete, including the Acquisition, are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase available cash per unit, these acquisitions, including the Acquisition, may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	we may not be able to obtain the cost savings and financial improvements we anticipate or acquired assets may not perform as we expect;

•	we may not be able to successfully integrate the assets or management teams of the businesses we acquire with our assets and management team;

•	we may fail or be unable to discover some of the liabilities of businesses that we acquire, including liabilities resulting from a prior owner’s noncompliance with applicable federal, state or local laws;

•	acquisitions may divert the attention of our senior management from focusing on our core business;

•	we may experience a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; and

•	we face the risk that our existing financial controls, information systems, management resources and human resources will need to grow to support future growth.

The pro forma financial statements incorporated by reference in this prospectus supplement may not be an indication of our financial condition or results of operations following the Acquisition.

The pro forma financial statements incorporated by reference in this prospectus supplement are based on various adjustments and assumptions, many of which are preliminary, and may not be an indication of our financial condition or results of operations following Acquisition. Our actual financial condition and results of operations following the Acquisition may not be consistent with, or evident from, these pro forma financial statements and other statements relating to the Acquisition. In addition, the assumptions used in preparing the pro forma financial data and estimates may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Acquisition. Furthermore, this offering is not conditioned on the consummation of the Acquisition. Therefore, investors should refer to our historical financial statements incorporated by reference in this prospectus supplement when evaluating an investment in our common units.

Risks Related to the Private Placement

If the Private Placement is consummated, a substantial number of our common units may be issued upon Closing and upon the conversion of our convertible preferred units, as redemption payments in respect of the convertible preferred units, or as payment for the quarterly distributions for such convertible preferred units, which issuances could reduce the value of our common units.

We have committed to issue a minimum of approximately $450 million of convertible preferred units and up to approximately $600 million of convertible preferred units, as well as $137.5 million of common units, in a private placement pursuant to the Purchase Agreement, concurrent with and contingent upon the closing of the Acquisition. Subject to certain limitations, our convertible preferred units are convertible into common units by the holders of such units at any time after the second anniversary of Closing, or under certain circumstances, at our option after the third anniversary of Closing. Therefore, if the Private Placement is consummated, in addition to the significant dilution that will take place at Closing as a result of the issuance of additional common units, if a substantial portion of the convertible preferred units are converted into common units, common unitholders could experience further significant dilution. Furthermore, if holders of such converted preferred units were to dispose of a substantial portion of these common units in the public market following such a conversion, whether in a single transaction or series of transactions, it could adversely affect the market price for our common units. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common units in the future.

In addition to the issuance of common units upon conversion of our proposed convertible preferred units, the terms of our convertible preferred units will permit us, in certain circumstances and subject to certain limitations, to issue our common units in lieu of cash to satisfy redemption prices with respect to the convertible preferred units. The number of units issued for such payments will be determined based on the value of our common units and the specified premium set forth in our partnership agreement for conversion or redemption of the convertible preferred units in certain circumstances, and could be substantial, especially during periods of significant declines in market prices of our common units. Additionally, we may, at our option, pay the quarterly distributions for our convertible preferred units in the form of additional convertible preferred units or common units (collectively, “PIK Units”) for the remainder of the quarter in which the Closing occurs and for all quarters ending prior to December 31, 2018. Pursuant to the terms of our convertible preferred units, such quarterly distributions may be paid, at our option, in (i) PIK Units, (ii) cash, or (iii) or a combination of PIK Units and cash.

If the Private Placement is consummated, the issuance of common units at Closing, upon conversion of our convertible preferred units and/or the payment of quarterly distributions for our convertible preferred units in PIK Units may have the following effects:

•	an existing unitholder’s proportionate ownership interest in the Partnership will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of our common units may decline.

Our convertible preferred units will have rights, preferences and privileges that are not held by, and will be preferential to the rights of, holders of our common units.

Our convertible preferred units will rank senior to all of our other classes or series of equity securities with respect to distribution rights. These preferences could adversely affect the market price for our common units, or could make it more difficult for us to sell our common units in the future.

In addition, distributions on the preferred units will accrue and will be cumulative. Our obligation to pay distributions on our preferred units, or on the common units issued following the conversion of such preferred units, could impact our liquidity and reduce the amount of cash flow available for working capital, capital expenditures, growth opportunities, acquisitions, and other general partnership purposes. Our obligations to the holders of preferred units could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.

The convertible preferred units may adversely affect the market price of our common units for other reasons.

If the Private Placement is consummated, the market price of our common units is likely to be influenced by the convertible preferred units. For example, the market price of our common units could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional common units received upon conversion of the convertible preferred units;

•	possible sales of our common units by investors who view the convertible preferred units as a more attractive means of equity participation in us than owning our common units; and

•	hedging or arbitrage trading activity that may develop involving the convertible preferred units and our common units.

USE OF PROCEEDS

We expect the net proceeds of this offering to be approximately $         million, after deducting the underwriters’ discounts and commissions and estimated offering expenses. If the underwriters exercise in full their option to purchase additional common units, the net proceeds of this offering will be approximately $         million.

We intend to use the net proceeds, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to fund a portion of the purchase price for the Acquisition. This offering is not conditioned on the consummation of the Acquisition. If the Acquisition is not consummated, we intend to use the net proceeds from this offering for general partnership purposes, which may include, among other things, debt repayment, acquisitions, capital expenditures and additions to working capital.

As of October 28, 2016, we had approximately $28.9 million of borrowings under our $300 million revolving credit facility with Dominion at a weighted average effective interest rate of approximately 2.19%. Our $300 million revolving credit facility with Dominion matures on October 20, 2019.

CAPITALIZATION

The following table shows our unaudited consolidated cash and cash equivalents and capitalization as of June 30, 2016:

•	on a historical basis;

•	as adjusted to give effect to the sale of the common units offered by this prospectus supplement; and

•	as further adjusted to give effect to (i) the consummation of the Acquisition, including the repurchase of 6,656,839 common units from Dominion Holdco II and Dominion Holdco III and the repayment of our existing $300.8 million note payable to Dominion Holdco II, (ii) the application of the net proceeds of this offering as described in “Use of Proceeds,” (iii) the consummation and application of the net proceeds of the Private Placement and (iv) the application of the net proceeds of the Term Loan Agreement.

This table should also be read in conjunction with our historical consolidated and pro forma financial statements and the notes to those financial statements that are incorporated by reference into this prospectus supplement.

	As of June 30, 2016
	Historical	As Adjusted		As Further Adjusted
	(In millions)
Cash and cash equivalents	$24.2		$24.2	$

Debt:
Dominion credit facility(1)	14.9		14.9		14.9
Affiliated long-term debt(2)	300.8		300.8		—
Term loan	—		—		300.0

Total long-term debt	$315.7		$315.7	$

Equity and Partners’ Capital:
Preferred unitholders – public	—		—
Preferred unitholder –Dominion	—		—
Common unitholders – public	594.0
Common unitholder – Dominion	451.9		451.9
Subordinated unitholder – Dominion	479.8		479.8		479.8
General partner interest –Dominion	(11.9)		(11.9)		(11.9)

Total Dominion Midstream Partners, LP partners’ capital	1,513.8

Noncontrolling interest	2,736.8		2,736.8		2,736.8

Total equity and partners’ capital	$4,250.6	$		$

Total capitalization	$4,566.3	$		$

(1)	As of October 28, 2016, we had outstanding borrowings of $28.9 million under our $300 million revolving credit facility with Dominion and additional available borrowing capacity (excluding letters of credit) of approximately $271.1 million.
(2)	In connection with our acquisition of DCG, we issued a two-year, $300.8 million senior unsecured promissory note payable to Dominion, as adjusted for working capital, at an annual fixed rate of 0.6%. Interest on the note is payable quarterly, and all principal and accrued interest is due and payable at maturity on April 1, 2017, which under certain conditions can be extended at our option to October 1, 2017. At June 30, 2016, the fair value of our debt under the note was $299.5 million.

This table does not reflect the issuance of up to 1,800,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used in the manner described under “Use of Proceeds.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material U.S. Federal Income Tax Considerations” in the accompanying base prospectus. Please also read “Item 1A. Risk Factors—Tax Risks to Common Unitholders” in our most recent Annual Report on Form 10-K for a discussion of the tax risks related to purchasing and owning our common units. We encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from the ownership or disposition of our common units and potential changes in applicable tax laws. This summary supplements and, where applicable, supersedes the discussion under the caption “Material U.S. Federal Income Tax Considerations” in the accompanying base prospectus, and should be read in conjunction therewith.

Disposition of Units

Allocations Between Transferors and Transferees

The second paragraph in the discussion in the base prospectus under “Material U.S. Federal Income Tax Considerations—Disposition of Units—Allocations Between Transferors and Transferees” is replaced in its entirety with the following:

“We will determine the amount of our taxable income and loss allocable to each of our unitholders using a simplifying convention. Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, all aspects of this method may not be specifically permitted under the Treasury Regulations. The Department of the Treasury and the IRS have issued final Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. The Partnership is currently evaluating these Treasury Regulations, which will apply beginning with our taxable year that began on January 1, 2016. Nonetheless, the final regulations do not specifically authorize all aspects of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the Treasury Regulations.”

Administrative Matters

Nominee Reporting

The last paragraph in the discussion in the base prospectus under “Material U.S. Federal Income Tax Considerations—Administrative Matters—Nominee Reporting” is replaced in its entirety with the following:

“Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $250 per failure, up to a maximum of $3 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.”

State, Local and Other Tax Considerations

The first paragraph in the discussion in the base prospectus under “Material U.S. Federal Income Tax Considerations—State, Local and Other Tax Considerations” is replaced in its entirety with the following:

“In addition to U.S. federal income taxes, unitholders are subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.”

UNDERWRITING

RBC Capital Markets, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, which we will file as an exhibit to a Current Report on Form 8-K and incorporate by reference into this prospectus supplement and the accompanying base prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the respective number of common units set forth opposite its name below:

Underwriters	Number of Firm Units
RBC Capital Markets, LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC

Total	12,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the common units (other than those covered by the underwriters’ option to purchase additional common units described below). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriter may also be increased or the offering may be terminated.

Our common units are offered subject to a number of conditions, including, but not limited to:

•	receipt and acceptance of our common units by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of non-defaulting underwriters may be increased or the offering may be terminated.

Commissions and Expenses

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Common Unit	$	$
Total	$	$

The underwriters have advised us that they propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $         per common unit. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

We estimate that the total expense of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $        .

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,800,000 additional common units at the public offering price less the underwriting discount. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

Lock-up Agreements

We, our executive officers and directors and Dominion and certain of its subsidiaries have agreed that, without the prior written consent of RBC Capital Markets, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC, we and they will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exercisable or exchangeable for common units, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common units, whether any such transaction described in (i) or (ii) above is to be settled by delivery of common units or other securities, in cash or otherwise, (iii) file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible into or exercisable or exchangeable into common units or any of our other securities or (iv) publicly disclose the intention to do any of the foregoing for a period of 60 days after the date of this prospectus.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•	the issuance by us of common units and convertible preferred units, as applicable, in connection with the Acquisition and the Private Placement;

•	the repurchase of common units from Dominion Holdco II and Dominion Holdco III in connection with the Acquisition;

•	issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement provided that such common units will be subject to the 60-day restricted period; and

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

RBC Capital Markets, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, RBC Capital Markets, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and/or other securities for which the release is being requested and market conditions at the time.

Indemnification and Contribution

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

NYSE Listing

Our common units are listed on the NYSE under the symbol “DM.”

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which it may purchase units through the option to purchase additional common units. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the option to purchase additional common units. The underwriters may also make “naked” short sales of common units in excess of the option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or slowing a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, it may discontinue them at any time.

Electronic Distribution

This prospectus supplement and the accompanying base prospectus in electronic format may be made available on the website maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to the underwriters, which may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying base prospectus in electronic format, the information contained in any website maintained by the underwriters is not part of this prospectus supplement or the accompanying base prospectus or the registration statement of which the accompanying base prospectus forms a part, has not been approved or endorsed by us and should not be relied upon by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are lenders under Dominion’s Credit Agreement dated as of May 19, 2014, as amended, for which such affiliates of such underwriters, in each case, have received customary fees. In addition, certain of the underwriters or their affiliates participating in this offering are expected to be lenders under the Term Loan Agreement, for which they will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA Conduct Rule

Because the Financial Industry Regulatory Authority (“FINRA”) views the units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

The validity of the common units offered by us in this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth Kenyon LLP, Washington, D.C. and Houston, Texas.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Dominion Midstream Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of Dominion Midstream Partners, LP and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Questar Pipeline incorporated in this prospectus supplement by reference from Dominion Midstream Partners, LP’s Current Report on Form 8-K filed on October 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report, thereon included therein, and which is also incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update or supersede the information included in this prospectus supplement, the accompanying base prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K), including all such documents we may file with the SEC after the date of this prospectus supplement until the offering and sale of the common units contemplated by this prospectus supplement is complete:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016;

•	Current Reports on Form 8-K filed on July 11, 2016, October 21, 2016 and October 31, 2016; and

•	the description of our common units contained in our registration statement on Form 8-A, filed October 8, 2014.

You may obtain any of the documents incorporated by reference in this prospectus supplement or the accompanying base prospectus from the SEC through the SEC’s website at www.sec.gov. Our file number with the SEC is 001-36684. You also may request a copy of any document incorporated by reference in this prospectus supplement and the accompanying base prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at http://www.dommidstream.com/, or by writing or calling us at the address set forth below. Information on our website or on the SEC’s website is not incorporated into this prospectus supplement, the accompanying base prospectus or our other securities filings and is not a part of this prospectus supplement or the accompanying base prospectus.

Corporate Secretary

Dominion Midstream Partners, LP

120 Tredegar Street, Richmond, Virginia 23219

Telephone: (804) 819-2000

PROSPECTUS

Dominion Midstream Partners, LP

Common Units

Representing Limited Partner Interests

From time to time, we may offer and sell common units representing limited partner interests in Dominion Midstream Partners, LP. In addition, selling unitholders may, from time to time, offer and sell common units.

This prospectus describes the general terms of the common units and the general manner in which we or selling unitholders will offer them. We or selling unitholders will sell these securities through underwriters on a firm commitment basis. The specific terms of any common units we or selling unitholders offer will be included in a supplement to this prospectus. The prospectus supplement also may add, update or change information contained in this prospectus. The names of any underwriters and the specific terms of a plan of distribution will be stated in a supplement to this prospectus. Selling unitholders that are affiliates of us may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and, as a result, may be deemed to be offering securities, indirectly, on our behalf. We will not receive any of the proceeds from the sale by the selling unitholders of common units offered by this prospectus.

You should carefully read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein before you invest. This prospectus may not be used to consummate sales of our common units unless it is accompanied by a prospectus supplement.

Our common units are listed for trading on the New York Stock Exchange under the symbol “DM.”

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors referred to under “Risk Factors” on page 5 of this prospectus, contained in the applicable prospectus supplement, the Risk Factors section of our most recent Annual Report on Form 10-K and in our other reports we file with the Securities and Exchange Commission before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 2, 2015

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this shelf registration process, we may, from time to time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus generally describes Dominion Midstream Partners, LP and the securities. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.” To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” and any additional information you may need to make your investment decision. Unless the context requires otherwise, all references in this prospectus to “we,” “us,” “Dominion Midstream,” the “Partnership” and “our” refer to Dominion Midstream Partners, LP, and its wholly-owned subsidiaries.

DOMINION MIDSTREAM

Dominion Midstream is a growth-oriented Delaware limited partnership formed by Dominion MLP Holding Company, LLC and Dominion Midstream GP, LLC, both indirect wholly-owned subsidiaries of Dominion Resources, Inc. (Dominion), in March 2014 to grow a portfolio of natural gas terminalling, processing, storage, transportation and related assets. We own all of the outstanding preferred equity interests in Dominion Cove Point LNG, LP (Cove Point), which owns liquefied natural gas import, storage, regasification and transportation assets. Through our subsidiary Dominion Carolina Gas Transmission, LLC (DCG), we operate an interstate natural gas transportation company which delivers natural gas to wholesale and direct industrial customers throughout South Carolina and southeastern Georgia. The DCG system consists of approximately 1,500 miles of pipelines regulated by the Federal Energy Regulatory Commission (FERC). Through our subsidiary Iroquois GP Holding Company, LLC, we also hold a 25.93% general partnership interest in Iroquois Gas Transmission System, L.P. (Iroquois). Iroquois is a limited partnership that owns and operates a 416-mile FERC regulated interstate natural gas pipeline extending from the United States-Canadian border at Waddington, New York through the state of Connecticut to South Commack, New York and Hunts Point, Bronx, New York.

Our principal executive offices are located at 120 Tredegar Street, Richmond, Virginia 23219, and our telephone number at that address is (804) 819-2000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-36684. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K), until such time as all of the securities covered by this prospectus have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 (except for Items 1 and 2 which have been updated and filed with Current Report on Form 8-K filed September 29, 2015) and June 30, 2015;

•	Current Reports on Form 8-K or Form 8-K/A, filed April 1, 2015, June 5, 2015, June 23, 2015, August 17, 2015, September 29, 2015 and September 30, 2015; and

•	the description of our common units contained in our registration statement on Form 8-A, filed October 8, 2014.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Corporate Secretary, Dominion Midstream Partners, LP, 120 Tredegar Street, Richmond, Virginia 23219, Telephone: (804) 819-2000.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus or other offering materials which is “forward-looking information.” Examples include discussions as to our expectations, beliefs, plans, goals, objectives, future financial or other performance or assumptions concerning matters discussed in this prospectus and other statements that are not historical facts. In most cases, the reader can identify these forward-looking statements by such words as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “plan,” “may,” “continue,” “target” or other similar words.

Our business is influenced by many factors that are difficult to predict and involves uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our annual and quarterly reports as described under the heading “Risk Factors,” and we refer you to that discussion for further information. Additionally, other factors may cause actual results to differ materially from those indicated in any forward-looking statement. These factors include but are not limited to:

•	Unusual weather conditions and their effect on energy sales to customers and energy commodity prices;

•	Extreme weather events and other natural disasters, including, but not limited to, hurricanes, high winds, severe storms, earthquakes, flooding and changes in water availability that can cause outages and property damage to facilities;

•	Federal, state and local legislative and regulatory developments, including changes in federal and state tax laws and regulations;

•	Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for greenhouse gases and other emissions, more extensive permitting requirements and the regulation of additional substances;

•	The cost of environmental compliance, including those costs related to climate change;

•	Changes in enforcement practices of regulators relating to environmental and safety standards and litigation exposure for remedial activities;

•	Changes in regulator implementation of environmental and safety standards and litigation exposure for remedial activities;

•	Difficulty in anticipating mitigation requirements associated with environmental and other regulatory approvals;

•	Fluctuations in energy-related commodity prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets;

•	Counterparty credit and performance risk;

•	Employee workforce factors;

•	Risks of operating businesses in regulated industries that are subject to changing regulatory structures;

•	The ability to negotiate and consummate acquisitions from Dominion and third parties and the impacts of such acquisitions;

•	Receipt of approvals for, and timing of, closing dates for acquisitions;

•	The timing and execution of our growth strategy;

•	Political and economic conditions, including inflation and deflation;

•	Domestic terrorism and other threats to our physical and intangible assets, as well as threats to cybersecurity;

•	The timing and receipt of regulatory approvals necessary for planned construction or any future expansion projects, including the overall development of a natural gas export/liquefaction facility currently under development by Cove Point (the Liquefaction Project), and compliance with conditions associated with such regulatory approvals;

•	Changes in demand for our services, including industrial, commercial and residential growth or decline in our service areas, changes in supplies of natural gas delivered to DCG’s pipeline systems, failure to maintain or replace customer contracts on favorable terms, changes in customer growth or usage patterns, including as a result of energy conservation programs and the availability of energy efficient devices;

•	Additional competition in industries in which we operate;

•	Changes to regulated gas transportation rates collected by DCG;

•	Changes in operating, maintenance and construction costs;

•	Adverse outcomes in litigation matters or regulatory proceedings;

•	The impact of operational hazards including adverse developments with respect to pipeline and plant safety or integrity, equipment loss, malfunction or failure, operator error, and other catastrophic events;

•	The inability to complete planned construction, conversion or expansion projects, including the Liquefaction Project, at all, or with the outcomes or within the terms and time frames initially anticipated;

•	Contractual arrangements to be entered into with or performed by our customers substantially in the future, including any revenues anticipated thereunder and any possibility of termination and inability to replace such contractual arrangements;

•	Capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;

•	Fluctuations in interest rates and increases in our level of indebtedness;

•	Changes in availability and cost of capital;

•	Changes in financial or regulatory accounting principles or policies imposed by governing bodies; and

•	Conflicts of interest with Dominion and its affiliates.

Forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. We caution the reader not to place undue reliance on forward-looking statements because the assumptions, beliefs, expectations and projections about future events may, and often do, differ materially from actual results. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and additional information which may be incorporated by reference in this prospectus or any prospectus supplement in the future as provided under “Where You Can Find More Information,” including our annual reports on Form 10-K and quarterly reports on Form 10-Q, including the risk factors described under “Risk Factors” in such reports. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Information.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we intend to use the net proceeds from the sale of securities offered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital. Any allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

We will not receive any proceeds from the sale of the common units to be offered and sold under this prospectus by the selling unitholders.

DESCRIPTION OF THE COMMON UNITS

The following description of our common units is not complete and may not contain all the information you should consider before investing in our common units. This description is summarized from, and qualified in its entirety by reference to, our partnership agreement.

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.” Our outstanding common units are listed on the New York Stock Exchange (NYSE) under the symbol “DM” and any additional common units we issue will also be listed on the NYSE. As of September 30, 2015, 45,714,610 common units and 31,972,789 subordinated units were outstanding.

Restrictions on Ownership of Common Units

In order to comply with certain of the FERC’s rate-making policies applicable to entities like us that pass their taxable income through to their owners, we have adopted requirements regarding who can be our owners. Our partnership agreement requires that purchasers of our common units, including those who purchase common units from underwriters, represent that they are Eligible Taxable Holders (as defined in our partnership agreement). Our general partner may require any owner of our units to recertify its status as an Eligible Taxable Holder. If a unitholder is a Non-Eligible Holder (as defined in our partnership agreement), the unitholder will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter, and we will have the right to redeem such units at a price equal to the lower of the unitholder’s purchase price or the then-current market price of such units, calculated in accordance with a formula specified in our partnership agreement. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “—Transfer of Common Units” and “Our Partnership Agreement—Non-Taxpaying Holders; Redemption.”

Transfer Agent and Registrar

Duties

Wells Fargo Bank, N.A. serves as the registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•	makes the consents, acknowledgements, waivers and approvals contained in our partnership agreement.

Our general partner will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable). We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities, and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which has been filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. We will provide a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of distributable cash flow, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Dominion Midstream was organized on March 11, 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of growing a portfolio of natural gas terminalling, processing, storage, transportation and related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require:

•	during the subordination period (defined in the “Subordination Period” section under “Provisions of Our Partnership Agreement Relating to Cash Distributions”), the approval of a majority of the common units, excluding those common units whose vote is beneficially owned by our general partner or its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of Incentive Distribution Rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, as amended (the Delaware Act); or

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act is limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Unlawful Partnership Distribution

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries conduct business in several states, and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

We have funded acquisitions through the issuance of additional common units. It is possible that we will fund future acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). As of September 30, 2015, an affiliate of our general partner owned approximately 63.1% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, requires the approval of at least a majority of the class or classes so affected, but no vote is required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units requires the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner is not required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2⁄3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. As of September 30, 2015, an affiliate of our general partner owned approximately 63.1% of our outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third-party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Dominion Midstream GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rates, we require purchasers of our units (including purchasers from the underwriters in offerings) to certify that they are Eligible Taxable Holders (as defined in our partnership agreement and described herein). By acquiring a unit, each purchaser is deemed to certify that it is an Eligible Taxable Holder. Our general partner may at any time require unitholders to re-certify that they are Eligible Taxable Holders.

Non-Eligible Holders include unitholders, or types of unitholders, whose U.S. federal income tax status (or lack of proof thereof) creates, in the determination of our general partner, a substantial risk of an adverse effect on the rates that can be charged to our customers by us or our subsidiaries, as the case may be. Unitholders will be Eligible Taxable Holders unless they are determined by the general partner to be Non-Eligible Holders, including because they are of a type of entity (such as real estate investment trusts , governmental entities and agencies and S corporations with ESOP shareholders) that are not Eligible Taxable Holders.

If a unitholder is determined by our general partner to be a Non-Eligible Holder, then we will have the right to acquire all but not less than all of the units held by such unitholder. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder. The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

•	the price paid by such unitholder for the relevant unit; and

•	the average of the daily closing prices of the partnership securities of such class for the 20 consecutive trading days preceding the date fixed for redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

Because all of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If, in the future, less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of our incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of our incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all expenses incurred or payments made on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform various general, administrative and support services for us or on our behalf, and corporate overhead costs and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933, as amended (the Securities Act) and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, officers and owners, on the one hand, and us and our limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be conclusively deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution, course of action or transaction in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third-party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be “in good faith,” and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any higher standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

In making decisions, other than one where our general partner is permitted to act in its sole discretion, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of a partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, the purchaser agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith, willful misconduct or fraud, or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “—Indemnification.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Cash Distribution Policy

Our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner has adopted a cash distribution policy that, within 60 days after the end of each quarter, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.1750 per unit, or $0.70 per unit on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. There is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights. Any distribution from capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please read “—Distributions from Capital Surplus.” In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries that are not wholly-owned.

Operating Surplus

We define operating surplus as:

•	$45.0 million; plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in our initial public offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date of any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date of any acquisition, construction, development or expansion that commences commercial service and the date that it is disposed of or abandoned; less

•	all of our operating expenditures (as defined below) after the closing of our initial public offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred or repaid within such 12-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Cash received from our interest in any entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of such entity’s operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $45.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the 12-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights);

•	repurchases of equity interests except to fund obligations under employee benefit plans; or

•	any other expenditures or payments using the proceeds of our initial public offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (interim capital transactions):

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of our initial public offering (other than any distributions of proceeds of our initial public offering) equals the operating surplus from the closing of our initial public offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to refurbish and replace pipelines, terminals and storage facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or operating income over the long-term. Examples of expansion capital expenditures include the acquisition of equipment, the development of a new facility or the expansion of an existing facility, in each case, to the extent such expenditures are expected to expand our long-term operating capacity or increase our operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand, for more than the short term, our operating capacity or operating income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.1750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distribution from operating surplus for any quarter until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

The subordination period began on the closing date of our initial public offering and will end when we satisfy one of the three tests set forth in our partnership agreement.

The first test would be satisfied as of the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2018, if each of the following has occurred:

•	for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units for each four-quarter period;

•	for the same three consecutive, non-overlapping four quarter periods, the “adjusted operating surplus” (as described below) equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units on a fully diluted weighted average basis for each four-quarter period; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

The second test would be satisfied if each of the following has occurred:

•	the liquefaction project (which is described in our partnership agreement) commences commercial service;

•	for each of the two consecutive, non-overlapping four-quarter periods ending on December 31, 2016, aggregate distributions from operating surplus equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units for each four-quarter period;

•	for the same two consecutive, non-overlapping four-quarter periods, the “adjusted operating surplus” (as described below) equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units on a fully diluted weighted average basis for each four-quarter period;

•	for each completed quarter commencing after December 31, 2016, aggregate distributions from operating surplus equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units in each such quarter; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

The third test would be satisfied as of the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2018, if each of the following has occurred:

•	for one four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded 150.0% of the aggregate minimum quarterly distribution on the outstanding common units and subordinated units for such four-quarter period;

•	for the same four-quarter period, the “adjusted operating surplus” (as described below) equaled or exceeded 150.0% of the aggregate minimum quarterly distribution on the outstanding common and subordinated units during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and will then participate pro rata with the other common units in distributions, and all common units will thereafter no longer be entitled to arrearages.

Conversion upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause, the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner.

Adjusted Operating Surplus

Adjusted operating surplus is intended generally to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; less

•	any expenditures that are not operating expenditures solely because of the provision described in the last bullet point describing operating expenditures above; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Distributions from Operating Surplus during the Subordination Period

If we make a distribution from operating surplus for any quarter ending before the end of the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions from Operating Surplus after the Subordination Period

If we make distributions of cash from operating surplus for any quarter ending after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner holds all of the incentive distribution rights, which entitles it to receive the distributions described in “Incentive Distribution Rights,” and may, in the future, own common units or other equity interests in us and will be entitled to receive distributions on any such other interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $0.2013 per unit for that quarter (the first target distribution);

•	second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.2188 per unit for that quarter (the second target distribution);

•	third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.2625 per unit for that quarter (the third target distribution); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions from Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total

Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions
		Unitholders	Incentive Distribution Right Holders
Minimum Quarterly Distribution	$0.1750	100.0%	0%
First Target Distribution	above $0.1750 up to $0.2013	100.0%	0%
Second Target Distribution	above $0.2013 up to $0.2188	85.0%	15.0%
Third Target Distribution	above $0.2188 up to $0.2625	75.0%	25.0%
Thereafter	above $0.2625	50.0%	50.0%

Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the highest then-applicable target distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding common units and the percentage interest of the incentive distribution rights above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, the reset minimum quarterly distribution will be calculated and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit for that quarter equal to 115.0% of the reset minimum quarterly distribution;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 125.0% of the reset minimum quarterly distribution;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution from capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. Each time a distribution from capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution from capital surplus to the fair market value of the common units immediately prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution from capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of our incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution from capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation;”

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to payment of an amount equal to the value contributed by unitholders for their units in our initial public offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be distributable cash flow to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•	second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, to all unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holders of our incentive distribution rights based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELLING UNITHOLDERS

Information about selling unitholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated into this prospectus by reference.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Dominion Midstream and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all U.S. federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, (IRAs), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following U.S. federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of Dominion Midstream

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” Dominion Midstream may continue to be treated as a partnership for U.S. federal income tax purposes (the Qualifying Income Exception). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for U.S. federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries (including Cove Point) has elected to be treated as a corporation for U.S. federal income tax purposes;

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the United States Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including the elimination of the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes.

In addition, the IRS has issued proposed regulations regarding qualifying income under Section 7704(d)(1)(E) of the Code (the Proposed Regulations). We do not believe the Proposed Regulations affect our ability to qualify as a publicly traded partnership. However, there are no assurances that final regulations will not include changes that interpret Section 7704(d)(1)(E) in a manner that is contrary to the Proposed Regulations, which could modify the amount of our gross income that we are able to treat as qualifying income for the purposes of the Qualifying Income Exception. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the distributable cash flow to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of Dominion Midstream, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of Dominion Midstream for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax. Rather, each unitholder will be required to report on its U.S. federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in the unitholder’s share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (Section 751 Assets). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at-risk” with respect to our activities. In general, a unitholder will be at-risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement, and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at-risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at-risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain can no longer be used and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at-risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at-risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a Book-Tax Disparity). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by the unitholders holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for U.S. federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to consult their own tax advisors and modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis in its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units after December 31 but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than 12 months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax bases of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates and tax basis determinations ourselves. These estimates and determinations of tax basis may be subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year. Both ordinary income and capital gain recognized on a sale of units may be subject to net investment income tax in certain circumstances. Please read, “—Tax Consequences of Unit Ownership—Tax Rates.”

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in Dominion Midstream as the value of the interest sold bears to the value of the partner’s entire interest in Dominion Midstream.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the preceding paragraph, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the Allocation Date). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for U.S. federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation and thus increase the taxable income allocable to unitholders. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing partnership as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, Non-U.S. Unitholders) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (effectively connected income) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty, and will be treated as engaged in business in the United States because of their ownership of our units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of any applicable tax treaty. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E, or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a non-U.S. person from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be effectively connected with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a Non-U.S. Unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the five-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations, and administrative interpretations of the IRS.

The IRS may audit our U.S. federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for purposes of these proceedings, and our partnership agreement designates our general partner as the Tax Matters Partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We will initially conduct business (including through Cove Point) in Maryland, Virginia and Delaware. Each of those states imposes an income tax on corporations and other entities. Each of those states also imposes a personal income tax on individuals. In addition, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN DOMINION MIDSTREAM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Code and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Code (Similar Laws). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Code (an ERISA Plan) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

•	whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Code and any other applicable Similar Laws (Please read “—Prohibited Transaction Issues”);

•	whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (Please read “—Plan Asset Issues”); and

•	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan or IRA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans and certain IRAs that are not considered part of an employee benefit plan from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the employee benefit plan or IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the applicable Department of Labor regulations) and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates and certain other persons, is held by the employee benefit plans and IRAs referred to above.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Code and Similar Laws in light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

We may sell the common units in and outside the United States through underwriters or dealers in firm commitment underwritten offerings. The selling unitholders named in the applicable prospectus supplement may sell common units held by them through underwriters or dealers in firm commitment underwritten offerings. To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the common units in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

If we or any selling unitholders utilize any underwriters in the sale of common units in respect of which this prospectus is delivered, we or such selling unitholders will enter into an underwriting agreement with the underwriters chosen for such sale at the time of sale to them. We will set forth the names of the underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the common units in respect of which this prospectus is delivered to the public. We or such selling unitholders may indemnify the underwriters under the relevant underwriting agreement against specified liabilities, including liabilities under the Securities Act. The underwriters may also engage in transactions with or perform services for us or such selling unitholders in the ordinary course of business.

The common units offered will be acquired by the underwriters for their own account. The underwriters may resell the common units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common units will be subject to certain conditions. The underwriters will be obligated to purchase all the common units if any of the common units are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we or the selling unitholders utilize a dealer in the sale of the common units in respect of which this prospectus is delivered, we or the selling unitholders will sell those common units to the dealer, as principal. The dealer may then resell those common units to the public at varying prices to be determined by the dealer at the time of resale. The dealers may also be our or the selling unitholders’ customers or may engage in transactions with, or perform services for us or the selling unitholders in the ordinary course of business.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

In connection with offerings of common units under the registration statement of which this prospectus forms a part, and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the common units at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the common units for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the common units, the underwriters, brokers or dealers may place bids for the common units or effect purchases of the common units in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the common units in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed common units in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the common units, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Underwriters and dealers that participate in the distribution of the common units may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common units by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters will be identified and their compensation will be described in a prospectus supplement.

Our outstanding common units are listed on the NYSE under the symbol “DM” and any additional common units we issue will also be listed on the NYSE.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from Dominion Midstream Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Dominion Carolina Gas Transmission, LLC incorporated in this Prospectus by reference from Dominion Midstream Partners, LP’s Current Report on Form 8-K/A filed June 5, 2015, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Iroquois Gas Transmission System, L.P. as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 incorporated in this Prospectus by reference from Dominion Midstream Partners, LP’s Current Report on Form 8-K filed September 29, 2015, have been audited by Blum, Shapiro & Company, P.C., an independent auditor, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

12,000,000 Common Units

PROSPECTUS SUPPLEMENT

October     , 2016

Joint Book-Running Managers

RBC Capital Markets

Barclays

J.P. Morgan

Mizuho Securities

BofA Merrill Lynch

Citigroup

UBS Investment Bank